Exhibit 99.1

1.	Summary of the Application for Compromise or Settlement:

In accordance with the application for approval of the settlement between the Company and its shareholders and the Company and the holders of warrants (Series 7) of the Company (the "Settlement Petition" and / or "Settlement"), the court has been asked to approve the proposed Settlement under which the last date to exercise warrants (Series 7) of the Company shall be extended until March 31, 2014, all as requested in the Settlement Petition.

2.	Court Decision:

After studying the application and all its appendixes, as the Israeli Security Authority and the Tel Aviv Stock Exchange have stated that they do not intend to take any position with respect to the application for approval of the proposed arrangement between the Company and the holders of the Warrants (Series 7) of the Company, and as it is clear from the settlement petition for approval of the proposed arrangement that the extension of the exercise date will provide the holders of the Warrants (Series 7) of the Company a better opportunity to exercise the said Warrants (exercise which would inject money into the company), and due to the fact that the required period under the law to file an objection did not pass yet, and in order to enable the public investor to consider his position and option in exercising the said Warrants by knowing the final date of exercise of Warrants (Series 7) of the Company - I hereby extend, as an interim relief, the date of exercise the Warrants (Series 7) of the Company until February 20, 2014.